EXHIBIT 99

FOR IMMEDIATE RELEASE
August 8, 2014

Investor and Media Contact: Whitney Finch
Vice President of Investor Relations
813.421.7694
wfinch@walterinvestment.com

WALTER INVESTMENT MANAGEMENT CORP. ANNOUNCES
RETIREMENT OF ITS CHIEF OPERATING OFFICER

(Tampa, Fla.) – Walter Investment Management Corp. (NYSE: WAC) (“Walter Investment” or the “Company”) today announced the retirement of its Executive Vice President and Chief Operating Officer, Keith Anderson. Mr. Anderson will remain in his present position with the Company for ninety days to assist with the search for a successor and to transition the position. Thereafter, Mr. Anderson will continue as a consultant to the Company for one year.
Mr. Anderson joined Green Tree Servicing in 1996, holding various positions of increasing responsibility, before becoming EVP and COO of Walter Investment in 2012. During his tenure with Walter Investment, Mr. Anderson has been a key member of the Company’s management team, as Walter Investment’s strategic initiatives were defined and executed.
Mark J. O’Brien, Walter Investment’s Chairman and CEO said, “On behalf of our Board of Directors and the entire Walter Investment team, I want to thank Keith for his many contributions to Green Tree and to Walter Investment over the years. We are grateful for the thoughtful guidance and contributions provided by Keith during his tenure with the Company and we wish him the best in his well-deserved retirement.”
“I have great admiration and respect for the Walter Investment team which has made this decision very difficult for me,” said Mr. Anderson. “I would like to thank each of Walter Investment’s more than 6,600 employees who have helped ensure the success of the Company and I feel fortunate to have had the opportunity to work with so many remarkable individuals throughout the years. I will miss working with my many friends, peers and associates.”
The Company also announced it has commenced the search for a successor to Mr. Anderson which will include the assessment of internal as well as external candidates. Mr. O’Brien added, “We are pleased to have Keith remain with us and to assist with the orderly transition to a new COO.”
As previously announced, the Company plans to release second quarter earnings results and host a conference call and audio webcast to discuss the financial results at 10:00 a.m. Eastern Time on Monday, August 11, 2014.
About Walter Investment Management Corp.

Walter Investment Management Corp. is an asset manager, mortgage servicer and originator focused on finding solutions for consumers and credit owners. Based in Tampa, Fla., the Company has over 6,600 employees and services a diverse loan portfolio. For more information about Walter Investment Management Corp., please visit the Company’s website at www.walterinvestment.com.